12013490

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 29 2012
WASH., D.C.
110

SEC FILE NUMBER
8 - 10888

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2011** (MM/DD/YY) AND ENDING **December 31, 2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Keefe, Bruyette & Woods, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Giambrone **(212) 887-6776**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	**New York**	**New York**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/02

OATH OR AFFIRMATION

I, **Robert Giambrone**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Keefe, Bruyette & Woods, Inc.**, as of **December 31**, 20**11**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

BENNET STEINBERG
NOTARY PUBLIC - STATE OF NEW YORK
NO. 02ST5048838
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES SEPT. 5, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEEFE, BRUYETTE & WOODS, INC.

(A Wholly Owned Subsidiary of KBW, Inc.)

Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered Public Accounting Firm)

KEEFE, BRUYETTE & WOODS

KEEFE, BRUYETTE & WOODS, INC.

(A Wholly Owned Subsidiary of KBW, Inc.)

Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered Public Accounting Firm)

Keefe, Bruyette & Woods, Inc.
(A Wholly Owned Subsidiary of KBW, Inc.)

Statement of Financial Condition

December 31, 2011

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Keefe, Bruyette and Woods, Inc.:

We have audited the accompanying statement of financial condition of Keefe, Bruyette and Woods, Inc. as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Keefe, Bruyette and Woods, Inc. as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2012

KEEFE, BRUYETTE & WOODS, INC.
(A Wholly Owned Subsidiary of KBW, Inc.)

Statement of Financial Condition

December 31, 2011

(Dollars in thousands, except per share information)

Assets		
Cash and cash equivalents	$	32,696
Financial instruments owned, at fair value:		
Equities		80,286
Corporate and other debt		28,985
Mortgage-backed securities		25,690
Other investments		3,220
Total financial instruments owned, at fair value:		138,181
Receivable from clearing broker		85,684
Accounts receivable		6,167
Income taxes receivable		1,016
Fixed assets, at cost, less accumulated depreciation and amortization of $33,517		13,960
Other assets		69,915
Total assets		347,619
Liabilities and Stockholder's Equity		
Liabilities:		
Financial instruments sold, not yet purchased, at fair value:		
Equities	$	51,453
Corporate debt		7,909
U.S. Government and agency securities		5,234
Total financial instruments sold, not yet purchased, at fair value:		64,596
Accrued compensation and benefits		28,841
Income taxes payable		6,893
Accounts payable, accrued expenses and other liabilities		26,738
Total liabilities		127,068
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 10,000 shares; issued and outstanding 100 shares		—
Retained earnings		220,551
Total stockholder's equity		220,551
Total liabilities and stockholder's equity	$	347,619

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Basis of Presentation

Keefe, Bruyette & Woods, Inc. (the "Company") is principally a broker-dealer in securities and a market-maker in certain financial services' stocks and bonds and is subject to regulation and oversight by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's customers are predominantly institutional investors including other brokers and dealers, commercial banks, asset managers, and other financial institutions. The Company is a wholly owned subsidiary of KBW, Inc. (the "Parent").

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Company's financial statements and these footnotes including securities valuations, compensation accruals and other matters. Management believes that the estimates used in preparing the Company's financial statements are reasonable. Actual results may differ from these estimates.

(c) Clearing Arrangement

The Company has an agreement with Pershing, a subsidiary of Bank of New York Mellon Corporation, whereby Pershing clears securities transactions for the Company, carries customers' accounts on a fully disclosed basis, and prepares various records and reports.

(d) Cash and Cash Equivalents

Cash equivalents include investments with an original maturity of three months or less. Due to the short-term nature of these instruments, carrying value approximates their fair value.

(e) Fair Value of Financial Instruments

The Company accounts for financial instruments that are being measured and reported on a fair value basis in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*. ASC 820 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between current market participants at the measurement date".

Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing methods. Among the factors considered by the Company in determining the fair value of financial instruments for which there are no current quoted market prices are the credit spreads, the terms and liquidity of the instrument, the

(continued)

financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, assessing the underlying investments, market-based information, such as comparable company transactions, performance multiples and changes in market outlook as well as other measurements. Financial instruments owned and financial instruments sold, not yet purchased are stated at fair value. Financial assets and financial liabilities carried at contract amounts may include receivables from clearing brokers, securities purchased under resale agreements, short-term borrowings and securities sold under repurchase agreements. See Note 2 of the Notes to Financial Statements for additional discussion of ASC 820.

ASC 825, *Financial Instruments*, provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. ASC 825 permits the fair value option election, on an instrument-by-instrument basis, either at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. Such election must be applied to the entire instrument and not only a portion of the instrument. The Company applied the fair value option for certain eligible instruments, including all private equity securities and limited partnership interests, as these financial instruments had been accounted for at fair value by the Company prior to the fair value option election in accordance with ASC 940, *Financial Services – Broker and Dealers.* Generally, the fair values of these financial instruments have been determined based on company performance and, in those instances where market values are readily ascertainable, by reference to recent significant events occurring in the marketplace or quoted market prices. ASC 820 permits, as a practical expedient, the use of the net asset value per share, or its equivalent, of an entity to estimate its fair value. The Company's partnership interests are recorded at fair value, determined by using net asset values or capital statements provided by the general partner, updated for capital contributions and distributions, and changes in market conditions up to the reporting date.

(f) Fixed Assets

Furniture and other equipment, computer equipment and software are carried at cost and depreciated on a straight-line basis using estimated useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the respective leases.

(g) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance will be recorded.

(continued)

The Company applies ASC 740, *Income Taxes*, which prescribes a single, comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on its tax returns. Income tax expense is based on pre-tax accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax expense related to uncertain tax positions is determined as prescribed by ASC 740.

(2) Financial Instruments

The Company accounts for financial instruments that are being measured and reported on a fair value basis in accordance with ASC 820. This includes those items currently reported in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value on the statement of financial condition.

As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods, primarily market and income approaches. Based on these approaches, the Company utilizes assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the information set forth below according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 Quoted market prices in active markets for identical assets or liabilities.

Level 2 Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices, such as listed equities, equity options and warrants, and preferred stock. This category also includes U.S. Government securities for which the Company typically receives independent external valuation information. There were no transfers in or out of Level 1 in 2011.

Level 2 includes those financial instruments that are valued using multiple valuation techniques, primarily the market and income approaches. The valuation methodologies utilized are calibrated to observable market inputs. The Company considers recently executed transactions, market price quotations and various assumptions, including credit spreads, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve,

(continued)

as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace or can be derived from observable data or supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category include certain corporate debt, collateralized debt obligations ("CDOs") primarily collateralized by banking and insurance company trust preferred and capital securities, certain convertible preferred stock, convertible debt and residential mortgage-backed securities. There were no transfers in or out of Level 2 in 2011.

Fair value of corporate debt, certain convertible preferred stock, convertible debt and residential mortgage-backed securities classified as Level 2 was determined by using quoted market prices, broker or dealer quotes, or alternate pricing sources with reasonable levels of price transparency. Fair value of CDOs primarily collateralized by banking and insurance company trust preferred and capital securities was determined primarily by considering recently executed transactions and certain assumptions, including the financial condition, operating results and credit ratings of the issuer or underlying companies.

Level 3 is comprised of financial instruments whose fair value is estimated based on multiple valuation techniques, primarily market and income approaches. The valuation methodologies utilized may include significant inputs that are unobservable from objective sources. The Company considers various market inputs and assumptions, such as recently executed transactions, market price quotations, discount margins, market spreads applied, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. Included in this category are private equity securities and other investments, including limited partnership interests.

Fair value of private equity securities was determined by assessing market-based information, such as performance multiples, comparable company transactions and changes in market outlook. Private equity securities generally trade infrequently.

The Company utilizes a practical expedient as the basis to measure the fair value of certain entities that calculate a net asset value per share (or equivalent). The fair value of limited partnership interests as of December 31, 2011 was $3,220, determined by using net asset values or capital statements provided by the general partner, updated for capital contributions and distributions, and changes in market conditions up to the reporting date. Unfunded commitments as of December 31, 2011 were $1,250. These entities invest primarily in domestic public and private companies operating in the financial services sector. These investments generally cannot be redeemed, unless approved by the general partners. Upon liquidation of the underlying investments prior to the life expectancy / maturity of the funds, management of the funds can elect to make distributions to the limited partners. The time horizon for such distributions is at the discretion of the general partners but should not exceed the time horizon of the fund's life expectancy. It is estimated that these investments would be liquidated approximately ten years following the initial investment date, some with options to extend for up to a two year period, ranging from 2017 – 2019. Additional expenses, such as legal and administrative associated with the

(continued)

(Dollars in thousands)

final liquidation can be incurred. Therefore, it is possible that upon final liquidation of the investments, the final funds distributed could be different from the estimated value of the investment. However, these differences are not expected to be material.

In determining the appropriate levels, the Company performed a detailed analysis of the assets and liabilities that are subject to ASC 820. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

Assets at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value:				
Equities	$ 61,280	$ 2,418	$ 15,640	$ 79,338
Corporate and other debt:				
Corporate debt	332	23,527	-	23,859
CDOs	-	5,126	-	5,126
Total corporate and other debt	332	28,653	-	28,985
Mortgage-backed securities:				
Agency residential mortgage-backed securities	-	22,783	-	22,783
Non-agency residential mortgage-backed securities	-	2,907	-	2,907
Total mortgage-backed securities	-	25,690	-	25,690
Other investments[(1)]	-	-	3,220	3,220
Total non-derivative trading assets	61,612	56,761	18,860	137,233
Equity options/warrants	948	-	-	948
Total financial instruments owned	$ 62,560	$ 56,761	$ 18,860	$ 138,181

(1) Consists of limited partnership interests.

Liabilities at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total
Financial instruments sold, not yet purchased, at fair value:				
Equities	$ 51,392	$ -	$ -	$ 51,392
Corporate debt	-	7,909		7,909
U.S. Government and agency securities	5,234	-	-	5,234
Total non-derivative trading liabilities	56,626	7,909	-	64,535
Equity options/warrants[(2)]	61	-	-	61
Total financial instruments sold, not yet purchased	$ 56,687	$ 7,909	$ -	$ 64,596

(2) To-be-announced securities are accounted for as derivative transactions and the unrealized losses were reported in accounts payable, accrued expenses and other liabilities on the statement of financial condition. The associated payable of $43 has been excluded from the above table. These-to-be-announced securities would be classified as Level 2.

(continued)

(Dollars in thousands)

The non-derivative trading assets/liabilities categories were reported in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value on the Company's statement of financial condition.

The derivative financial instruments are reported on a gross basis by level. The Company's derivative activities included in financial instruments owned and financial instruments sold, not yet purchased consist of writing and purchasing listed equity options and warrants. The fair value of these individual derivative contracts were reported gross in their respective levels based on the fair value hierarchy.

The following table provides a reconciliation of the beginning and ending balances for the non-derivative trading assets measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2011:

Level 3 Financial Assets

	Balance as of December 31, 2010	Total gains and (losses) (realized and unrealized)	Purchases	(Sales)	Transfers in (out) of Level 3	Balance as of December 31, 2011	Changes in unrealized gains and (losses) included in earnings related to assets still held at reporting date
Equities	$15,846	($481)	$275	$-	$-	$15,640	($488)
CDOs	1	29	-	(30)	-	-	-
Other investments	2,599	(379)	1,000	-	-	3,220	(378)
Total Level 3 financial assets	$18,446	($831)	$1,275	($30)	$0	$18,860	($866)

Purchases and (sales) represent the amount of Level 3 assets that were either purchased or sold during the period. The amounts were recorded on the transaction dates at the transaction amounts.

Transfers in/(out) of Level 3 represent existing financial assets that were previously categorized at a higher/lower level. Transfers in or out of Level 3 result from changes in the observability of inputs used in determining fair values for different types of financial assets. Transfers are reported at their fair value as of the beginning of the month in which such changes in the fair value inputs occurs. There were no transfers in/(out) of Level 3 in 2011.

(continued)

(Dollars in thousands)

(3) Fixed Assets

Fixed assets consisted of the following as of December 31, 2011:

Leasehold improvements	$	22,186
Furniture and other equipment		11,583
Computer equipment and software		13,708
Total		47,477
Less: accumulated depreciation and amortization		33,517
Total fixed assets, net	$	13,960

(4) Related Party Transactions

The amount receivable from affiliates of the Company was $6,454 as of December 31, 2011, which was included in other assets.

(5) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2011 are as follows:

Deferred tax assets:		
Employee compensation and benefits	$	18,032
Financial instruments owned, at fair value		2,364
Benefit from uncertain tax positions		384
Lease obligation		2,961
Other		2,292
Total deferred tax assets		26,033
Deferred tax liabilities:		
Accumulated depreciation and amortization of furniture, equipment and leasehold improvements		(690)
Total deferred tax liabilities		(690)
Net deferred tax assets	$	25,343

Management believes that realization of the deferred tax asset is more likely than not based upon prior years' taxable income the reversal of taxable temporary differences and anticipated future taxable income. There were no valuation allowances recorded against deferred tax assets at December 31, 2011.

(continued)

(Dollars in thousands)

The Company had net unrecognized tax benefits, including interest, of approximately $6,509 as of December 31, 2011, all of which, if recognized, would affect the rate. The gross unrecognized tax benefits, excluding interest and penalties, consist of the following components.

		Amount
Balance as of January 1, 2011	$	6,231
Additions based upon current year tax positions		927
Additions for prior years tax positions		182
Reduction for prior years tax positions		(266)
Settlements		(1,100)
Balance as of December 31, 2011	$	5,974

The Company files a consolidated tax return with its parent in the U.S. federal jurisdiction and both combined and separate returns in various state and local jurisdictions. For federal tax purposes, years beginning after 2005 are still open to examination. The federal return is currently under examination for the 2006-2008 tax years. For state and local purposes, years beginning after 2007 are still open to examination in all state and local jurisdictions. Further it is not anticipated that the unrecognized tax benefits will significantly change over the next twelve months.

(6) Net Capital Requirement

The Company is a registered broker-dealer that is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1 or the Net Capital Rule) administered by the SEC and FINRA. Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratios of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. These rules also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum capital requirements are not met.

At December 31, 2011, the Company's regulatory net capital and excess net capital were $90,894 and $86,729, respectively.

(7) Commitments and Contingencies

(a) Leases

The Company leases its headquarters and other office locations under non-cancelable lease agreements which expire between 2012 and 2021. Such agreements contain escalation clauses and provide that certain operating costs be paid by the Company in addition to the minimum rentals. As part of a lease agreement, the Company provided a letter of credit in the amount of $3,363.

(continued)

(Dollars in thousands)

Future minimum lease payments as of December 31, 2011 are as follows:

		Lease payments
Year:		
2012	$	13,602
2013		13,662
2014		13,210
2015		11,440
2016		8,237
Thereafter		1,898
	$	62,049

(b) *Litigation*

In the ordinary course of business, the Company may be a defendant or co-defendant in legal actions. At December 31, 2011, the Company believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. The results of such proceedings could be material to the Company's operating results for any particular period, depending, in part, upon additional developments affecting such matters and the operating results for such period. Legal reserves have been established in accordance with ASC 450, *Contingencies*. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

On January 12, 2009, Frederick J. Grede, as Liquidation Trustee and Representative of the Estate of Sentinel Management Group, Inc., filed a lawsuit in the United States District Court for the Northern District of Illinois against Keefe and against Delores E. Rodriguez; Barry C. Mohr, Jr.; and Jacques De Saint Phalle (all former employees of Keefe) and Cohen & Company Securities, LLC. Ms. Rodriguez and Mr. Mohr were employed by Cohen & Company subsequent to being employed by Keefe and the complaint relates to activities by them at both Keefe and their subsequent employer.

The complaint alleged that Keefe recommended and sold to Sentinel Management Group structured finance products that were unsuitable for purchase. The complaint alleged the following causes of action against Keefe, aiding and abetting breach of fiduciary duty by an officer and director of Sentinel, commercial bribery, violations of federal and state securities laws, violation of the Illinois Consumer Fraud Act, negligence, unjust enrichment, and avoidance and recovery of fraudulent transfers. The complaint specified that Sentinel sustained a loss associated with the sale of securities sold by Keefe and various causes of action in the complaint sought to recover amounts substantially in excess of that amount up to an amount in excess of $130,000, representing amounts paid for all securities purchased from Keefe regardless of suitability or whether there were losses on these securities. On November 8, 2011, the Court approved a final

(continued)

settlement agreement whereby Keefe and the Trustee agreed to settle the claims against Keefe and the claims against Rodriguez, Mohr, and De St. Phalle relating to their employment with Keefe.

(c) Investment Commitments

As of December 31, 2011, the Company had approximately $1,250 in outstanding commitments for additional funding to a limited partnership investment.

(8) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its principal trading activities, the Company enters into transactions in financial instruments with off-balance-sheet risk. These financial instruments, such as options, warrants and mortgage-backed to-be-announced ("TBA") securities, contain off-balance-sheet risk inasmuch as ultimate settlement of these transactions may have market and/or credit risk in excess of amounts which are recognized in the financial statements. Transactions in listed options and warrants are conducted through regulated exchanges, which clear and guarantee performance of counterparties.

Also in connection with its proprietary trading activities, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at market values of the related securities and will incur a trading loss if the market value of the securities increases subsequent to the financial statement date.

(a) Broker-Dealer Activities

The Company clears securities transactions on behalf of customers through its clearing broker. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

(b) Derivative Financial Instruments

The Company's derivative activities consist of writing and purchasing listed equity options and warrants and, from time to time, futures on interest rate, currency and equity products and mortgage-backed TBA securities for trading for our own account. Options and warrants are included in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value in the accompanying statement of financial condition. See also Note 2 of the Notes to Financial Statements for additional details. As a writer of options, the Company receives a cash premium at the beginning of the contract period and bears the risk of unfavorable changes in the value of the financial instruments underlying the options. Options written do not expose the Company to credit risk since they obligate the Company (not its counterparty) to perform.

In order to measure derivative activity, notional or contract amounts are frequently utilized. Notional contract amounts, which are not included on the statement of financial condition, are used

(Dollars in thousands)

as a basis to calculate contractual cash flows to be exchanged and generally are not actually paid or received.

The following table summarizes the Company's listed options, warrants and TBA securities as of December 31, 2011:

	Current Notional Value	Average Fair Value	End of Period Fair Value
Purchased options/warrants	$ 18,398	$ 3,694	$ 948
Written options/warrants	$ 2,756	$ 388	$ 61
Short agency mortgage-backed TBA securities	$ 21,960	$ 28	$ 43

(9) Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing primarily domestic and foreign institutional investors and, to a lesser extent, individual investors. Nearly all of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets.

As substantial portion of the Company's marketable securities are common stock and debt of financial institutions. The credit and/or market risk associated with these holdings can be directly impacted by factors that affect this industry such as volatile equity and credit markets and actions of regulatory authorities.

(10) Employee Profit-Sharing and Retirement Plan

The Company has a defined contribution profit-sharing and retirement plan (the "Plan") in which all employees are entitled to participate based upon certain eligibility requirements. The Plan also contains a 401(k) portion covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pre-tax contributions to the 401(k) portion. The Company's contribution to the 401(k) portion of the Plan is determined based on 3% of employees' eligible compensation.

(11) Stock-Based and Other Incentive Compensation

Stock-Based Compensation

The Parent accounts for stock-based compensation in accordance with ASC 718, *Stock Compensation* requires measurement of compensation cost for equity-based awards at the grant date fair value and

recognition of compensation cost over the requisite service period. The Parent allocates the applicable compensation expense to the Company.

Long Term Incentive Program

In 2010, the Parent approved awards under a Long Term Incentive Program (the "LTIP") to three members of senior management, which awards will provide for payments of such amounts pursuant to such terms and conditions as the Parent shall determine. The LTIP awards have established performance cycles and amounts payable based on achieving specific performance criteria during the performance cycle.

Performance Equity Awards

In March 2011, the Parent granted Performance Equity Awards to three members of senior management. The Performance Equity Awards provide for the issuance of up to 120,240 shares of Common Stock to the recipients in the aggregate, contingent upon achievement of a target level of "Return on KBW Average Equity" as defined in the Performance Equity Awards. The share price of the Performance Equity Awards on grant date was $24.93. The three year performance period began on January 1, 2011 and ends on December 31, 2013. The range of possible Performance Equity Awards vesting is between 0% and 200% of the target, so that the minimum number of shares that may be awarded to the recipients in the aggregate is zero and the maximum number is 240,480. In addition, these Performance Equity Awards contain "clawback" provisions that provide for repayment of all or a portion of shares issued in the event of certain accounting restatements, thereby creating at-risk performance units for these executives. Unvested Performance Equity Awards are subject to forfeiture upon termination of employment. Under the Performance Equity Award agreements, in the event of (i) termination by us without "cause," (ii) termination by the employee for "good reason" or (iii) the employee's death, "disability," or "retirement," (as each such term is defined in the Plan) during any performance cycle or period, such employee will be entitled to payment of a pro-rata portion (based on the portion of such performance cycle or period that he was actively employed by us) of his award with respect to such performance cycle or period, provided that the performance goals with respect to such performance cycle or period are achieved. In the event of a change in control, as defined in the Plan, the target performance goals applicable to any outstanding Performance Equity Awards shall be deemed to have been attained in full (unless actual performance exceeds the target performance goal, in which case actual performance shall be used) and all of the applicable shares will be deemed vested and subject to payment as provided in the Plan.

(Dollars in thousands)

(12) Workforce Reduction Program and Other Cost Reduction Actions

Commencing in the third quarter of 2011, the Company undertook significant steps to reduce the Company's work force and certain other costs to better align its resources to the current business environment. These efforts continued through the first quarter of 2012 with further headcount reductions. As a result of the workforce reduction, the Company has also consolidated office workspace in New York City and terminated several market data contracts. The workforce reduction program was completed early in the first quarter of 2012 and totaled over 60 employees.

(13) Recent Accounting Developments

In May 2011, the FASB issued ASU No. 2011-04, Fair *Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.* ASU 2011-04 clarifies how a principal market is determined, addresses the fair value measurement of instruments with offsetting market or counterparty credit risks and the concept of valuation premise and highest and best use, extends the prohibition on blockage factors to all three levels of the fair value hierarchy and requires additional disclosures, including quantitative information about the significant unobservable inputs used for all Level 3 measurements and a qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in the unobservable inputs. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The Company expects to adopt ASU 2011-04 on January 1, 2012. The Company is currently evaluating the requirements of this new guidance and the potential impact on the Company's financial statements.

(14) Subsequent Events

The Company has evaluated subsequent events through the date the accompanying financial statements were issued, which was February 28, 2012.

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Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Keefe, Bruyette and Woods, Inc.:

In planning and performing our audit of the financial statements of Keefe, Bruyette and Woods, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

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is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012